

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 11, 2016

Via E-mail
Thomas DeNunzio
Chief Executive Officer and Director
Exquisite Acquisition, Inc.
780 Reservoir Avenue, #123
Cranston, Rhode Island 02190

> **Re: Exquisite Acquisition, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed August 5, 2016**
> **File No. 333-201697**

Dear Mr. DeNunzio:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 7, 2015 letter.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

1. Your independent auditor's consent refers to the audit report dated July 18, 2016 on your financial statements as of and for the six months ended May 31, 2016. However, we note that the audit report included on page F-2 of your S-1, as amended, is dated March 28, 2016 and references your financial statements as of November 30, 2015 and November 30, 2014 and the fiscal year ended November 30, 2015 and the period from September 29, 2014 (inception) to November 30, 2014. Please have your independent auditor provide a currently dated consent which references the correct audit report date and the correct dates of the audited financial statements on which the report opines.

You may contact Suying Li at (202) 551-3335 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining